Exhibit 4.4

GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

GUARANTEED INCOME STEP-UP ENDORSEMENT

This endorsement amends the GROUP GUARANTEED INCOME CONTRACT AND CERTIFICATE to which it is attached.

This endorsement is effective [January 1, 2008].

The following provision is added to ARTICLE IV – FUNDING PHASE – CHANGES IN WITHDRAWAL GUARANTEE:

Step-up of Guaranteed Income

If the Certificate Owner has not taken any Withdrawals, the Withdrawal Guarantee may increase on each Birthday.

If the Withdrawal Guarantee would otherwise be lower, the new Withdrawal Guarantee will be the sum over all Additions subject to Account Limit of: (a) multiplied by (b), where:

(a)	is (i) multiplied by (ii), where;
(i)	is the Addition; and
(ii)	is 1 plus the daily step-up factor multiplied by number of days since the Addition was made.
(b)	is the Withdrawal Guaranteed Factor in effect on the Certificate Date for the Attained Age.

For Genworth Life and Annuity Insurance Company,

/s/ Pamela S. Schutz

President